

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Rafael Japur
Chief Financial Officer
GERDAU S.A.
Av. Dra. Ruth Cardoso, 8,501-8th floor
Sao Paulo, Brazil CEP 05425-070

      Re: GERDAU S.A.
          Form 20-F for the Year Ended December 31, 2021
          File No. 001-14878

Dear Mr. Japur:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Manufacturing